Exhibit 2
As of November 16, 2007
The Special Committee of the Board of Directors
Viatel Holding (Bermuda) Limited
Inbucon House
Wick Road Egham, Surrey TW20 0HR
United Kingdom
Dear Members of the Special Committee:
Description of the Proposed Transaction
We understand that the Special Committee (the “Special Committee”) of the Board of Directors of Viatel Holding (Bermuda) Limited (”Viatel” or the “Company”) is considering a resolution to recommend that the Board of Directors of Viatel approve and seek to implement a share consolidation (the “Proposed Transaction”) pursuant to which holders of shares of common stock, par value $0.01 per share (“Shares”), of Viatel would receive one new share of common stock, par value $3.00 per share (“New Share”), of Viatel for every 300 Shares they hold and $0.44 per Share in cash (the “Cash Consideration”) in lieu of fractional New Shares. Duff & Phelps, LLC (“Duff & Phelps”) has been engaged as the Special Committee’s financial advisor to provide the Special Committee with an opinion (the “Opinion”) as to whether the Cash Consideration to be received in lieu of fractional Shares by the holders of Shares other than affiliates of the Company in the Proposed Transaction is fair from a financial point of view to such holders. Duff & Phelps will receive a fee for rendering this Opinion, which is not contingent upon the conclusion expressed herein or the consummation of the Proposed Transaction. The Company has also agreed to reimburse Duff & Phelps for certain expenses and to indemnify Duff & Phelps and certain related parties for certain liabilities arising in connection with Duff & Phelps’ engagement. The issuance of this Opinion has been approved by the internal opinion committee of Duff & Phelps.
Scope of Analysis
In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Among other things we:
1	Discussed the operations, financial conditions, future prospects and projected

The Special Committee to the Board of Directors
November 16, 2007

operations and performance of the Company with management of the Company;

2	Reviewed certain publicly available financial statements and other business and financial information of the Company, and the industry in which it operates;

3	Reviewed historical financial statements for Viatel including financial statements for the year ended December 31, 2006 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, as well as interim financial statements for the nine-month period ended September 30, 2007 provided by management of the Company, which the Company has identified as being the most current financial statements available for the Company;

4	Reviewed certain internal financial information and other financial and operating data concerning the Company;

5	Reviewed certain financial forecasts prepared by the management of the Company for the five years ended December 31, 2012;

6	Reviewed the financial performance of the Company and the historical trading price, and trading volume of the Shares, and compared them with the financial performance of and the historical trading prices of the publicly traded securities of, certain other companies that we deemed relevant;

7	Reviewed information on transactions involving companies that we deemed relevant;

8	Reviewed publicly available research analyst reports on the European telecommunications industry and on selected public companies we deemed relevant; and

9	Conducted such other analyses and considered such other factors as we deemed appropriate.
Assumptions, Qualifications and Limiting Conditions
In performing our analyses and rendering this Opinion Duff & Phelps, with your consent:
1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to us from private sources, including Company management, and did not independently verify any such information;

2.	Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps by management of the Company, including estimates of the probability of realization, magnitude and timing of certain contingent liabilities and contingent assets

The Special Committee to the Board of Directors
November 16, 2007

(the “Contingencies”), were reasonably prepared and based upon the best currently available information and good faith judgment of the Company’s management;

3.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed by Duff & Phelps;

4.	Assumed that all of the information supplied to Duff & Phelps was and is accurate in all respects material to our analyses;

5.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied without waiver, modification or delay; and

6.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.
For purposes of our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue, the results of our analyses could be adversely affected.
Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company or of its specific assets or liabilities (contingent or otherwise). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness or as investment, tax or accounting advice. Duff & Phelps has not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (b) negotiate the terms of the Proposed Transaction, or (c) advise the Special Committee, the Board of Directors of the Company or any other party with respect to alternatives to the Proposed Transaction. This Opinion only addresses whether the Consideration to be received in lieu of fractional Shares by the holders of Shares other than affiliates of the Company in the Proposed Transaction is fair from a financial point of view to such holders and does not address any other aspect or implication of the Proposed Transaction on any holder of Shares or otherwise or any agreement, arrangement or understanding entered into in connection with the Proposed Transaction or otherwise including, without limitation, the receipt by such holders of any New Shares or the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public shareholders of the Company. In addition, Duff & Phelps is not expressing any opinion as to the market price or value of the Shares after announcement of the Proposed Transaction or the prices at which Shares or New Shares could be purchased or sold at any time. In rendering this Opinion, Duff & Phelps relied upon the fact that the Special Committee and the Company have been advised by counsel as to all legal matters with respect to the Proposed

The Special Committee to the Board of Directors
November 16, 2007

Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken; and Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.
Duff & Phelps has prepared this Opinion effective as of November 16, 2007. This Opinion is necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of November 16, 2007, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after November 16, 2007. Notwithstanding and without limiting the foregoing, in the event that there is any change in any fact or matter affecting this Opinion after November 16, 2007 and prior to the completion of the Proposed Transaction, Duff & Phelps reserves the right to change, modify or withdraw this Opinion.
The basis and methodology for this Opinion have been designed specifically for the express purposes of the Special Committee and may not translate to any other purposes. This Opinion is not a recommendation as to how the Special Committee, the Board of Directors of the Company or any holder of Shares should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, nor does it indicate that the Consideration paid is the highest amount payable under any circumstances. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.
Conclusion
Based upon and subject to the foregoing, Duff & Phelps is of the opinion that, as of November 16, 2007, the Cash Consideration to be received in lieu of fractional Shares by the holders of Shares other than affiliates of the Company in the Proposed Transaction is fair from a financial point of view to such holders.
Respectfully submitted,
DUFF & PHELPS, LLC